AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2021

SECURITIES ACT FILE NO. 333-252772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. [ ]
Post-Effective Amendment No. 2

THE MAINSTAY FUNDS

(exact name of registrant as specified in charter)

51 MADISON AVENUE,

NEW YORK, NEW YORK 10010

(address of principal executive offices)

REGISTRANT’S TELEPHONE NUMBER: (212) 576-7000

Copy to:

J. Kevin Gao, Esq. The MainStay Funds 30 Hudson Street Jersey City, NJ 07302	Thomas C. Bogle, Esq. Corey F. Rose, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

(NAME AND ADDRESS OF AGENT FOR SERVICE)

The purpose of this Post-Effective Amendment filing is to file the final and executed Agreement and Plan of Reorganization and the tax opinion for the reorganization of the MainStay MacKay U.S. Equity Opportunities Fund with and into MainStay WMC Enduring Capital Fund.

The Registrant hereby incorporates by reference the Information Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, in Post-Effective Amendment Number 1 to Registrant’s 485b filed on Form N-14 (File No. 333-252772) which became effective with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) on March 22, 2021 (Accession Number 0001104659-21-039243).

THE MAINSTAY FUNDS

PART C

OTHER INFORMATION

ITEM 15. INDEMNIFICATION

The MainStay Group of Funds, which includes MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the MainStay Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the MainStay Group of Funds.

Article IV of The MainStay Funds’ (“Registrant’s”) Declaration of Trust states as follows:

Section 4.3. Mandatory Indemnification.

(a) Subject to the exceptions and limitations contained in paragraph (b) below:

(i) every person who is, or has been, a Trustee or officer of the Trust shall be indemnified by the Trust, or by one or more Series thereof if the claim arises from his or her conduct with respect to only such Series, to the fullest extent permitted by law against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

(ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include, without limitation, attorneys ‘ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Trustee or officer:

(i) against any liability to the Trust or a Series thereof or the Shareholders by reason of a final adjudication by a court or other body before which a proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

(ii) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or a Series thereof:

(iii) in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) or (b) (ii) resulting in a payment by a Trustee or officer, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

(A) by the court or other body approving the settlement or other disposition; or

(B) based upon a review of readily available facts (as opposed to a full trial-type inquiry) by (x) vote of a majority of the Non-interested Trustees acting on the matter (provided that a majority of the Non-interested Trustees then in office act on the matter) or (y) written opinion of independent legal counsel.

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Trustee or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors, administrators and assigns of such a person. Nothing contained herein shall affect any rights to indemnification to which personnel of the Trust other than Trustees and officers may be entitled by contract or otherwise under law.

(d) Expenses of preparation and presentation of a defense to any claim, actions suit or proceeding of the character described in paragraph (a) of this Section 4.3 may be advanced by the Trust or a Series thereof prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4.3, provided that either:

(i) such undertaking is secured by a surety bond or some other appropriate security provided by the recipient, or the Trust or Series thereof shall be insured against losses arising out of any such advances; or

(ii) a majority of the Non-interested Trustees acting on the matter (provided that a majority of the Non-interested Trustees act on the matter) or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4.3, a “Non-interested Trustee” is one who is not (i) an “Interested Person” of the Trust (including anyone who has been exempted from being an “Interested Person” by any rule, regulation or order of the Commission), or (ii) involved in the claim, action, suit or proceeding.

In addition, each Trustee has entered into a written agreement with the Trust pursuant to which the Trust is contractually obligated to indemnify the Trustees to the fullest extent permitted by law and by the Declaration of Trust and Bylaws of the Trust.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

1. Declaration of Trust

(a) Fifth Amended and Restated Establishment and Designation of Series of Shares of Beneficial Interest, Par Value $.01 Per Share dated October 26, 1992 — Previously filed as Exhibit 1(b) to Post-Effective Amendment No. 16*

(b) Establishment and Designation of Additional Series of Shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(b) to Post-Effective Amendment No. 11*

(c) Form of Establishment and Designation of Additional Series of shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(b) to Post-Effective Amendment No. 23*

(d) Form of Establishment and Designation of Additional Series of Shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(e) to Post-Effective Amendment No. 28*

(e) Form of Establishment and Designation of an Additional Series of Shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(g) to Post-Effective Amendment No. 35 on February 26, 1997*

(f) Establishment and Designation of an Additional Series of Shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(h) to Post-Effective Amendment No. 38 on August 8, 1997*

(g) Establishment and Designation of Additional Series of Shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(i) to Post-Effective Amendment No. 47*

(h) Establishment and Designations of Class of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(10) to Post-Effective Amendment No. 51 on April 30, 1999*

(i) Establishment and Designations of Additional Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(11) to Post-Effective Amendment No. 51 on April 30, 1999*

(j) Establishment and Designation of Additional Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(11) to Post-Effective Amendment No. 55 on March 1, 2001*

(k) Form of Establishment and Designation of Additional Series of Shares of Beneficial Interest, Par Value $0.01 Per Share relating to the Mainstay U.S. Large Cap Equity Fund — Previously filed as Exhibit (a)(12) to Post-Effective Amendment No. 58 on December 20, 2001*

Establishment and Designation of Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(13) to Post-Effective Amendment No. 65 on December 31, 2003*

(l) Redesignation of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(14) to Post-Effective Amendment No. 65 on December 31, 2003*

(m) Abolition of Series of Shares of Beneficial Interest, Par Value $0.01 per Share — Previously filed as Exhibit (a) (15) to Post-Effective Amendment No. 65 on December 31, 2003*

(n) Establishment and Designation of Additional Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(16) to Post-Effective Amendment No. 74 on March 15, 2005*

(o) Abolition of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a) (17) to Post-Effective Amendment No. 74 on March 15, 2005*

(p) Abolition of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a) (18) to Post-Effective Amendment No. 74 on March 15, 2005*

(q) Abolition of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a) (19) to Post-Effective Amendment No. 74 on March 15, 2005*

(r) Establishment and Designation of Additional Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(20) to Post-Effective Amendment No. 80 on April 7, 2006*

(s) Establishment and Designation of Additional Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit 1(u) to Registrant’s Form N-14 filed with the Commission on August 10, 2007*

(t) Establishment and Designation of Class of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(22) to Post-Effective Amendment No. 93 on February 22, 2008*

(u) Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Small Cap Value) — Previously filed as Exhibit (a)(23) to Post-Effective Amendment No. 106 on December 17, 2010*

(v) Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Institutional Bond) — Previously filed as Exhibit (a)(24) to Post-Effective Amendment No. 106 on December 17, 2010*

(w) Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Value) — Previously filed as Exhibit (a)(25) to Post- Effective Amendment No. 106 on December 17, 2010*

(x) Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Mid Cap Growth) —Previously filed as Exhibit (a)(26) to Post-Effective Amendment No. 106 on December 17, 2010*

(y) Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Small Cap Growth) — Previously filed as Exhibit (a)(27) to Post-Effective Amendment No. 106 on December 17, 2010*

(z) Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Mid Cap Value) — Previously filed as Exhibit (a)(28) to Post-Effective Amendment No. 106 on December 17, 2010*

(aa) Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Capital Appreciation) — Previously filed as Exhibit (a) (29) to Post-Effective Amendment No. 106 on December 17, 2010*

(bb) Redesignation of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share (Total Return) — Previously filed as Exhibit (a)(30) to Post-Effective Amendment No. 106 on December 17, 2010*

(cc) Redesignation of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share (Flexible Bond Opportunities) — Previously filed as Exhibit (a)(31) to Post-Effective Amendment No. 120 on June 17, 2013*

(dd) Establishment and Designation of Class of Shares of Beneficial Interest, Par Value $0.01 Per Share (Class R3) dated December 2015 — Previously filed as Exhibit (a)(32) to Post-Effective Amendment No. 129 on February 29, 2016*

(ee) Declaration of Trust dated January 9, 1986, as amended and restated August 19, 2016 — Previously filed as Exhibit (a)(3) to Post-Effective Amendment No. 131 on September 12, 2016*

(ff) Redesignation of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share (Global High Income and MAP) — Previously filed as Exhibit (a)(34) to Post-Effective Amendment No. 137 on August 10, 2017*

(gg) Establishment and Designation of Class of Shares of Beneficial Interest, Par Value $0.01 Per Share (Class T) — Previously filed as Exhibit (a)(35) to Post-Effective Amendment No. 137 on August 10, 2017*

(hh) Redesignation of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share effective February 28, 2018 — Previously filed as Exhibit (a)(36) to Post-Effective Amendment No. 139 on February 28, 2018*

(ii) Establishment and Designation of Class of Shares of Beneficial Interest, Par Value $0.01 Per Share (SIMPLE Class) – Previously filed as Exhibit (a)(36) to Post-Effective Amendment No. 152 on August 31, 2020*

(jj) Establishment and Designation of Class of Shares of Beneficial Interest, Par Value $0.01 Per Share (Class C2) – Previously filed as Exhibit (a)(37) to Post-Effective Amendment No. 152 on August 31, 2020*

2. By-Laws

1. Amended and Restated By-Laws dated June 4, 2015 — Previously filed as Exhibit (b)(1) to Post-Effective Amendment No. 129 on February 29, 2016*

2. Amended and Restated By-Laws dated June 24, 2020 – Previously filed as Exhibit (b)(1) to Post-Effective Amendment No. 151 on June 26, 2020*

3. Instruments Defining Rights of Security Holders

See the Declaration of Trust, as amended and supplemented from time to time and the Amended and Restated By-Laws dated June 4, 2015 (See above)

4. Agreement and Plan of Reorganization – Filed herewith

5. See the Amended and Restated Declaration of Trust (Exhibit 1 above) and the Amended and Restated By-Laws (Exhibit 2 above)

6. Investment Advisory Contracts

(a) Amended and Restated Management Agreement dated February 27, 2015 between The MainStay Funds and New York Life Investment Management LLC — Previously filed as Exhibit (d)(1) to Post-Effective Amendment No. 126 on February 27, 2015*

i. Amendment dated February 28, 2017 — Previously filed as Exhibit (d)(1)(a) to Post-Effective Amendment No. 137 on August 10, 2017*

ii. Amendment dated February 28, 2018 — Previously filed as Exhibit (d)(1)(b) to Post-Effective Amendment No. 139 on February 28, 2018*

iii. Amendment dated February 28, 2019 — Previously filed as Exhibit (d)(1)(c) to Post-Effective Amendment No. 143 on February 15, 2019*

iv. Amendment dated June 21, 2019 — Previously filed as Exhibit (d)(1)(d) to Post-Effective Amendment No. 145 on June 21, 2019*

v. Amendment dated February 28, 2020 – Previously filed as Exhibit (d)(1)(e) to Post-Effective Amendment No. 149 on February 25, 2020*

vi. Amendment dated August 31, 2020 – Previously filed as Exhibit (d)(1)(f) to Post-Effective Amendment No. 152 on August 31, 2020*

vii. Amendment dated February 28, 2021 – Previously filed as Exhibit (d)(1)(g) to Post-Effective Amendment No. 154 on February 24, 2021*

Subadvisory Agreements

(a) Amended and Restated Sub-Advisory Agreement between New York Life Investment Management LLC and MacKay Shields LLC dated January 1, 2018 — Previously filed as Exhibit (d)(2)(a) to Post-Effective Amendment No. 139 on February 28, 2018*

i. Amendment dated February 28, 2018 — Previously filed as Exhibit (d)(2)(b) to Post-Effective Amendment No. 139 on February 28, 2018*

ii. Amendment dated May 1, 2018 — Previously filed as Exhibit (d)(2)(a)(ii) to Post-Effective Amendment No. 141 on October 22, 2018*

iii. Amendment dated May 22, 2018 — Previously filed as Exhibit (d)(2)(a)(iii) to Post-Effective Amendment No. 141 on October 22, 2018*

iv. Amendment dated November 30, 2018 — Previously filed as Exhibit (d)(2)(a)(iv) to Post-Effective Amendment No. 143 on February 15, 2019*

v. Amendment dated February 28, 2019 — Previously filed as Exhibit (d)(2)(a)(v) to Post-Effective Amendment No. 145 on June 21, 2019*

vi. Amendment dated April 1, 2019 — Previously filed as Exhibit (d)(2)(a)(vi) to Post-Effective Amendment No. 145 on June 21, 2019*

vii. Amendment dated May 1, 2019 — Previously filed as Exhibit (d)(2)(a)(vii) to Post-Effective Amendment No. 145 on June 21, 2019*

viii. Amendment dated June 21, 2019 — Previously filed as Exhibit (d)(2)(a)(viii) to Post-Effective Amendment No. 146 on August 21, 2019*

ix. Amendment dated June 28, 2019 — Previously filed as Exhibit (d)(2)(a)(ix) to Post-Effective Amendment No. 146 on August 21, 2019*

x. Amendment dated February 26, 2020 – Previously filed as Exhibit (d)(2)(a)(x) to Post-Effective Amendment No. 149 on February 25, 2020*

xi. Amendment dated February 28, 2020 – Previously filed as Exhibit (d)(2)(a)(xi) to Post-Effective Amendment No. 149 on February 25, 2020*

xii. Amendment dated August 31, 2020 – Previously filed as Exhibit (d)(2)(a)(xii) to Post-Effective Amendment No. 152 on August 31, 2020*

(b) Subadvisory Agreement between New York Life Investment Management LLC and Winslow Capital Management, Inc. dated October 1, 2014 — Previously filed as Exhibit (d)(2)(b) to Post- Effective Amendment No. 126 on February 27, 2015*

i. Amendment dated February 28, 2016 — Previously filed as Exhibit (d)(2)(b)(i) to Post-Effective Amendment No. 129 on February 29, 2016*

ii. Amendment dated February 28, 2020 – Previously filed as Exhibit (d)(2)(b)(ii) to Post-Effective Amendment No. 149 on February 25, 2020*

(c) Subadvisory Agreement between New York Life Investment Management LLC and Epoch Investment Partners, Inc. dated March 31, 2017 — Previously filed as Exhibit (d)(2) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

i. Amendment dated May 8, 2017 — Previously filed as Exhibit (d)(2)(a) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

ii. Amendment dated February 28, 2019 — Previously filed as Exhibit (d)(2)(c)(ii) to Post-Effective Amendment No. 145 on June 21, 2019*

iii. Amendment dated April 1, 2019 — Previously filed as Exhibit (d)(2)(c)(iii) to Post-Effective Amendment No. 145 on June 21, 2019*

iv. Amendment dated May 1, 2019 — Previously filed as Exhibit (d)(2)(c)(iv) to Post-Effective Amendment No. 145 on June 21, 2019*

(d) Subadvisory Agreement between New York Life Investment Management LLC and Markston International LLC dated December 15, 2011 — Previously filed as Exhibit (d)(2)(g) to Post-Effective Amendment No. 116 on February 28, 2013*

(e) Subadvisory Agreement dated May 1, 2014 between New York Life Investment Management LLC and NYL Investors LLC —Previously filed as Exhibit (d)(2)(h) to Post-Effective Amendment No. 131 on September 12, 2016*

i. Amendment dated February 28, 2017 — Previously filed as Exhibit (d)(2)(h)(i) to Post-Effective Amendment No. 137 on August 10, 2017*

(f) Subadvisory Agreement between New York Life Investment Management and Candriam Luxembourg S.C.A. dated June 21, 2019 -Previously filed as Exhibit (d)(2)(f) to Post-Effective Amendment No. 149 on February 25, 2020*

7. Underwriting Contracts

(a) Amended and Restated Master Distribution Agreement between the MainStay Funds and NYLIFE Distributors Inc. dated August 1, 2014 — Previously filed as Exhibit (e)(1) to Post-Effective Amendment No. 126 on February 27, 2015*

(b) Form of Soliciting Dealer Agreement — Previously filed as Exhibit (e)(2) to Post-Effective Amendment No. 129 on February 29, 2016*

8. Bonus or Profit Sharing Contracts – Inapplicable

9. Custodian Agreements

(a) Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated January 1, 2011 — Previously filed as Exhibit (g)(1) to Post-Effective Amendment No. 9 to MainStay Funds Trust’s Registration Statement on February 28, 2011*

i. Amendment dated October 21, 2013 — Previously filed as Exhibit (g)(1)(a) to Post-Effective Amendment No. 73 to MainStay Funds Trust’s Registration Statement on February 27, 2015.*

ii. Amendment to Custodian Agreement dated June 18, 2015 — Previously filed as Exhibit (g)(1)(b) to Post- Effective Amendment No. 85 to MainStay Funds Trust’s Registration Statement on August 28, 2015.*

iii. Amendment dated December 22, 2015 – Previously filed as Exhibit (g)(1)(c) to Post-Effective Amendment No. 89 to MainStay Funds Trust's Registration Statement on February 26, 2016.*

iv. Amendment dated February 29, 2016 (Retirement 2060) — Previously filed as Exhibit (g)(1)(d) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

v. Amendment dated February 29, 2016 (Appendix) — Previously filed as Exhibit (g)(1)(e) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

vi. Amendment dated May 1, 2016 — Previously filed as Exhibit (g)(1)(f) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

vii. Amendment dated May 1, 2016 (Appendix) — Previously filed as Exhibit (g)(1)(g) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

viii. Amendment dated June 16, 2016 to the Master Custodian Agreement (appendix) — Previously filed as Exhibit (g)(1)(h) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016.*

ix. Amendment dated June 17, 2016 to the Master Custodian Agreement (appendix) - Previously filed as Exhibit (g)(1)(i) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016.*

x. Amendment dated June 30, 2016 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(j) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016.*

xi. Amendment dated October 15, 2016 to the Master Custodian Agreement - Previously filed as Exhibit (g)(1)(k) to MainStay Funds Trust's Post-Effective Amendment No. 115 on August 10, 2017*

xii. Amendment dated March 13, 2017 to the Master Custodian Agreement - Previously filed as Exhibit (g)(1)(l) to MainStay Funds Trust's Post-Effective Amendment No. 115 on August 10, 2017*

xiii. Amendment dated May 5, 2017 to the Master Custodian Agreement - Previously filed as Exhibit (g)(1)(m) to MainStay Funds Trust's Post-Effective Amendment No. 115 on August 10, 2017*

xiv. Amendment dated August 30, 2017 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(n) to Post-Effective Amendment No. 139 on February 28, 2018*

xv. Amendment dated November 15, 2017 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(o) to Post-Effective Amendment No. 139 on February 28, 2018*

xvi. Amendment dated February 28, 2018 – Previously filed as Exhibit (g)(1)(p) to Post-Effective Amendment No. 141 on October 22, 2018*

xvii. Amendment dated May 22, 2018 – Previously filed as Exhibit (g)(1)(q) to Post-Effective Amendment No. 141 on October 22, 2018*

xviii. Amendment dated July 2, 2018 – Previously filed as Exhibit (g)(1)(r) to Post-Effective Amendment No. 141 on October 22, 2018*

xix. Amendment dated September 10, 2018 – Previously filed as Exhibit (g)(1)(s) to Post-Effective Amendment No. 141 on October 22, 2018*

xx. Amendment dated November 1, 2018 – Previously filed as Exhibit (g)(1)(t) to Post-Effective Amendment No. 145 on June 21, 2019*

xxi. Amendment dated February 27, 2019 – Previously filed as Exhibit (g)(1)(u) to Post-Effective Amendment No. 145 on June 21, 2019*

xxii. Amendment dated April 1, 2019 – Previously filed as Exhibit (g)(1)(v) to Post-Effective Amendment No. 145 on June 21, 2019*

xxiii. Amendment dated May 1, 2019 – Previously filed as Exhibit (g)(1)(w) to Post-Effective Amendment No. 145 on June 21, 2019*

xxiv. Amendment dated June 5, 2019 – Previously filed as Exhibit (g)(1)(x) to Post-Effective Amendment No. 145 on June 21, 2019*

xxv. Letter Amendment dated June 5, 2019 to the Master Custodian Agreement - Previously filed as Exhibit (g)(1)(l) to Post-Effective Amendment No. 146 on August 21, 2019*

xxvi. Amendment dated November 21, 2019 – Previously filed as Exhibit (g)(1)(z) to Post-Effective Amendment No. 149 on February 25, 2020*

xxvii. Letter Amendment dated November 21, 2019 – Previously filed as Exhibit (g)(1)(aa) to Post-Effective Amendment No. 149 on February 25, 2020*

xxviii. Amendment dated February 14, 2020 – Previously filed as Exhibit (g)(1)(bb) to Post-Effective Amendment No. 149 on February 25, 2020*

xxix. Amendment dated April 15, 2020 – Previously filed as Exhibit (g)(1)(cc) to Post-Effective Amendment No. 151 on June 26, 2020*

xxx. Amendment dated August 10, 2020 – Previously filed as Exhibit (g)(1)(dd) to Post-Effective Amendment No. 152 on August 31, 2020*

10. Rule 12b-1 Plan and 18f-3 Plans

(a) Amended and Restated Plan of Distribution pursuant to Rule 12b-1 (Class A shares) — Previously filed as Exhibit (m)(1) to Post-Effective Amendment No. 146 on August 21, 2019*

(b) Amended and Restated Plan of Distribution pursuant to Rule 12b-1 (Class B shares) — Previously filed as Exhibit (m)(2) to Post-Effective Amendment No. 146 on August 21, 2019*

(c) Amended and Restated Plan of Distribution pursuant to Rule 12b-1 (Class C shares) — Previously filed as Exhibit (m)(3) to Post-Effective Amendment No. 146 on August 21, 2019*

(d) Plan of Distribution pursuant to Rule 12b-1 (Class R2 shares) — Previously filed as Exhibit (m)(4) to Post-Effective Amendment No. 146 on August 21, 2019*

(e) Plan of Distribution pursuant to Rule 12b-1 (Class R3 shares) — Previously filed as Exhibit (m)(5) to Post-Effective Amendment No. 146 on August 21, 2019*

(f) Plan of Distribution pursuant to Rule 12b-1 (Investor Class shares) — Previously filed as Exhibit (m)(6) to Post-Effective Amendment No. 146 on August 21, 2019*

(g) Plan of Distribution Pursuant to Rule 12b-1 (Class C2 shares) dated June 24, 2020 – Previously filed as Exhibit (m)(7) to Post-Effective Amendment No. 152 on August 31, 2020*

(h) Plan of Distribution Pursuant to Rule 12b-1 (SIMPLE Class shares) dated June 24, 2020 – Previously filed as Exhibit (m)(8) to Post-Effective Amendment No. 162 on August 31, 2020*

11. Opinion of Counsel Regarding Legality of Shares Being Registered – Previously filed as Exhibit 11 to the Trust’s Registration Statement on Form N-14 on February 5, 2021*

12. Tax Opinion – Filed herewith

13. Other Material Contracts

 Transfer Agency Agreements

a. Amended and Restated Transfer Agency and Service Agreement dated October 1, 2008 — Previously filed as Exhibit h (1)(a) to Post-Effective Amendment No. 96 on November 25, 2008*

i. Amendment dated April 24, 2009 — Previously filed as Exhibit (h)(1)(a)(i) to Post-Effective Amendment No. 107 on February 28, 2011*

ii. Amendment dated October 16, 2009 — Previously filed as Exhibit (h)(1)(a)(ii) to Post-Effective Amendment No. 107 on February 28, 2011*

iii. Amendment dated October 23, 2009 — Previously filed as Exhibit (h)(1)(a)(iii) to Post-Effective Amendment No. 107 on February 28, 2011*

iv. Amendment dated October 30, 2009 — Previously filed as Exhibit (h)(1)(a)(iv) to Post-Effective Amendment No. 107 on February 28, 2011*

v. Amendment dated November 12, 2009 — Previously filed as Exhibit (h)(1)(a)(i) to MainStay Funds Trust’s Post-Effective Amendment No. 9 on February 28, 2011*

vi. Amendment dated November 24, 2009 — Previously filed as Exhibit (h)(1)(a)(ii) to MainStay Funds Trust’s Post-Effective Amendment No. 9 on February 28, 2011*

vii. Amendment dated February 26, 2010 — Previously filed as Exhibit (h)(1)(a)(iii) to MainStay Funds Trust’s Post-Effective Amendment No. 9 on February 28, 2011*

viii. Amendment dated March 30, 2010 — Previously filed as Exhibit (h)(1)(a)(iv) to MainStay Funds Trust’s Post-Effective Amendment No. 9 on February 28, 2011*

ix. Amendment dated January 1, 2011 — Previously filed as Exhibit (h)(1)(a)(v) to MainStay Funds Trust’s Post-Effective Amendment No. 9 on February 28, 2011*

x. Amendment dated January 1, 2012 — Previously filed as Exhibit (h)(1)(a)(vi) to MainStay Funds Trust’s Post-Effective Amendment No. 40 on February 27, 2013*

xi. Amendment dated January 1, 2013 — Previously filed as Exhibit (h)(1)(a)(x) to Post-Effective Amendment No. 120 on June 17, 2013*

xii. Amendment dated July 11, 2014 — Previously filed as Exhibit (h)(1)(a)(xii) to Post-Effective Amendment No. 126 on February 27, 2015*

xiii. Amendment dated February 29, 2016 — Previously filed as Exhibit (h)(1)(a)(xiii) to Post-Effective Amendment No. 129 on February 29, 2016*

xiv. Amendment dated June 30, 2016 — Previously filed as Exhibit (h)(1)(a)(xi) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

xv. Amendment dated March 13, 2017 — Previously filed as Exhibit (h)(1)(a)(xii) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

xvi. Amendment dated April 11, 2017 — Previously filed as Exhibit (h)(1)(a)(xiii) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

xvii. Amendment dated May 8, 2017 — Previously filed as Exhibit (h)(1)(a)(xiv) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

xviii. Amendment dated November 15, 2017 – Previously filed as Exhibit (h)(1)(a)(xviii) to Post-Effective Amendment No. 139 on February 28, 2018*

xix. Amendment dated February 28, 2018 – Previously filed as Exhibit (h)(1)(a)(xix) to Post-Effective Amendment No. 139 on February 28, 2018*

xx. Amendment dated May 22, 2018 – Previously filed as Exhibit (h)(1)(a)(xx) to Post-Effective Amendment No. 141 on October 22, 2018*

xxi. Amendment dated July 2, 2018 – Previously filed as Exhibit (h)(1)(a)(xxi) to Post-Effective Amendment No. 141 on October 22, 2018*

xxii. Amendment dated November 30, 2018 – Previously filed as Exhibit (h)(1)(a)(xxii) to Post-Effective Amendment No. 143 on February 15, 2019*

xxiii. Amendment dated February 28, 2019 – Previously filed as Exhibit (h)(1)(a)(xxiii) to Post-Effective Amendment No. 143 on February 15, 2019*

xxiv. Amendment dated April 1, 2019 – Previously filed as Exhibit (h)(1)(a)(xxiv) to Post-Effective Amendment No. 145 on June 21, 2019*

xxv. Amendment dated June 14, 2019 – Previously filed as Exhibit (h)(1)(a)(xxv) to Post-Effective Amendment No. 145 on June 21, 2019*

xxvi. Amendment dated November 1, 2019 – Previously filed as Exhibit (h)(1)(a)(xxvi) to Post-Effective Amendment No. 148 on December 18, 2019*

xxvii. Amendment dated February 26, 2020 – Previously filed as Exhibit (h)(1)(xxvii) to Post-Effective Amendment No. 149 on February 25, 2020*

xxviii. Amendment dated May 1, 2020 – Previously filed as Exhibit (h)(1)(xxviii) to Post-Effective Amendment No. 151 on June 26, 2020*

xxix. Amendment dated May 22, 2020 – Previously filed as Exhibit (h)(1)(xxix) to Post-Effective Amendment No. 151 on June 26, 2020*

xxx. Amendment dated June 30, 2020 – Previously filed as Exhibit (h)(1)(xxx) to Post-Effective Amendment No. 151 on June 26, 2020*

xxxi. Amendment dated Septemeber 30, 2020 – Previously filed as Exhibit (h)(1)(a)(xxxi) to Post-Effective Amendment No. 154 on February 24, 2021*

xxxii. Amendment dated February 28, 2021 – Previously filed as Exhibit (h)(1)(1)(xxii) to Post-Effective Amendment No. 154 on February 24, 2021*

b. Reserved.

c. Shareholder Service Plans

i. Shareholder Services Plan (Class R1 shares) — Previously filed as Exhibit (h)(5) to Post-Effective Amendment No. 80 on April 7, 2006*

ii. Shareholder Services Plan (Class R2 shares) — Previously filed as Exhibit (h)(6) to Post-Effective Amendment No. 80 on April 7, 2006*

iii. Shareholder Services Plan (Class R3 shares) — Previously filed as Exhibit (h)(5) to Post-Effective Amendment No. 129 on February 29, 2016*

d. Form of Indemnification Agreement — Previously filed as Exhibit (h)(10) to Post-Effective Amendment No. 80 on April 7, 2006*

e. Expense Limitation Agreements and Fee Waivers

i. Notice of Fee Waiver (Contractual — Winslow Large Cap Growth Fund) dated February 29, 2020 – Previously filed as Exhibit (h)(7)(b) to Post-Effective Amendment No. 149 on February 25, 2020*

ii. Amended and Restated Expense Limitation Agreement (Transfer Agency expenses) dated August 31, 2020 – Previously filed as Exhibit (h)(7)(b) to Post-Effective Amendment No. 162 on August 31, 2020*

iii. Amended and Restated Expense Limitation Agreement dated February 28, 2021 – Previously filed as Exhibit (h)(7)(c) Post – Effective Amendment No. 154 on February 24, 2021*

iv. Notice of Voluntary Expense Limitation Agreement dated August 31, 2020 – Previously filed as Exhibit (h)(7)(e) to Post-Effective Amendment No. 152 on August 31, 2020*

f. Regulatory Filing Support Services Agreement dated December 22, 2017 — Previously filed as Exhibit (h)(8) to Post-Effective Amendment No. 139 on February 28, 2018*

14. Other Opinions

a. Consent of Independent Registered Public Accounting Firm – Previously filed as Exhibit 14a to the Trust's Registration Statement on Form N-14 on March 22, 2021*

15. Omitted Financial Statements – Inapplicable

16. Powers of Attorney – Previously filed as Exhibit 16 to the Trust’s Registration Statement on Form N-14 on February 5, 2021*

17. Additional Exhibits – Inapplicable

* Incorporated by reference.

ITEM 17. UNDERTAKINGS.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant agrees to file in a Post-Effective Amendment to this Registration Statement a final tax opinion within a reasonably prompt time after receipt of such opinion.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Jersey City in the State of New Jersey, on the 17th day of May, 2021.

THE MAINSTAY FUNDS

By: /s/ Kirk C. Lehneis
Kirk C. Lehneis
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 17, 2021.

	SIGNATURE	TITLE

	/s/ Kirk C. Lehneis	President and Principal Executive Officer
Kirk C. Lehneis

	/s/ Susan B. Kerley* Susan B. Kerley	Trustee and Chairman of the Board

	/s/ David H. Chow* David H. Chow	Trustee

	/s/ Yie-Hsin Hung*	Trustee
Yie-Hsin Hung

	/s/ Alan R. Latshaw* Alan R. Latshaw	Trustee

	/s/ Richard H. Nolan, Jr.* Richard H. Nolan, Jr.	Trustee

	/s/ Jacques P. Perold* Jacques P. Perold	Trustee

	/s/ Richard S. Trutanic* Richard S. Trutanic	Trustee

	/s/ Jack R. Benintende Jack R. Benintende	Treasurer and Principal Financial and Accounting Officer

By*	/s/ J. Kevin Gao	Secretary
J. Kevin Gao
As Attorney-in-Fact

* Pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX

4  Agreement and Plan of Reorganization

12  Tax Opinion of Dechert LLP